Exhibit 17.1

May 17, 2026

Dear Board of Directors,

I am writing to formally notify you of my resignation from the Board of Directors of Functional Brands Inc. (NASDAQ: MEHA), effective immediately upon receipt of this letter.

It has been a privilege to serve on the Board and to contribute to the strategic direction and governance of the Company. I have great confidence in the leadership team and in the Company’s continued ability to execute on its mission and deliver value to shareholders.

I am committed to ensuring a smooth and orderly transition. I am happy to assist in any way that may be helpful during the transition period and will cooperate fully with the Board and management team to facilitate the handover of my board responsibilities.

I wish the Company, the Board, and all of its stakeholders continued success.

Sincerely,

Tariq Rahim

Former Member, Board of Directors

Functional Brands Inc. (NASDAQ: MEHA)